

July 11, 2013

Via E-mail
Robert C. Reeves
President and Chief Executive Officer
Athlon Energy Inc.
420 Throckmorton Street, Suite 1200
Fort Worth, Texas 76102

> **Re: Athlon Energy Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 27, 2013**
> **Response Dated July 10, 2013**
> **File No. 333-189109**

Dear Mr. Reeves:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Corporate Reorganization, page 129

1. Please revise your charts to indicate the general partner that will operate and control the business of Athlon Holdings LP before and after the offering. We note that you disclose that Athlon Energy Inc. operates and controls all of the partnership's business and affairs at page 7. You also refer to Athlon Holdings GP LLC and Athlon Holdings LLC as the general partner on pages F-4 and F-19, respectively.

Non-GAAP Financial Measures, page 14

2. In your response to our prior comment one you state that you are adjusting consolidated net income to remove non-cash derivative loss (gain) to compute the non-GAAP measure, Adjusted EBITDA. Please clarify if the amounts referenced as non-cash derivative loss (gain) relate to the current period change in valuation for those derivatives that have not yet settled as of the end of the current period. In this manner, the current period impact to earnings for those derivatives that have settled as of the end of the current period appears to be included in your adjusted EBITDA calculation. Please revise your disclosure to specify how the non-cash derivative loss gains are calculated and tell us for all periods presented, (i) the amount of loss (gain) associated with derivatives that have not settled as of the end of the applicable period, (ii) the amount of loss (gain) associated with derivatives that have settled as of the end of the applicable period and (iii) the amount of net cash payments or receipts associated with derivative contracts that settled.

3. The disclosure on page F-53 specifies that you received $7.6 million in proceeds from the monetization of put options and subsequently transacted oil swaps that required the initial payment of $2 million in premiums. Please tell us how your adjusted EBITDA was impacted or will be impacted by the settlement of the aforementioned oil swaps. In this manner, it would appear that $2 million from the settlement of oils swaps is a return of capital and should be treated accordingly. Lastly, as specified on page 69, you recorded a gain in 2011 of $7,625 for the monetization of put options and received a similar amount of net proceeds. Please clarify why the amount of gain and net proceeds appear to be identical given the disclosure on page F-53 implying that the puts were transacted in a period prior to settlement.

Athlon Energy Inc.

Unaudited Pro Forma Financial Statements, page F-5

Note 1 - Basis of Presentation, the Offering, and Other Transactions, page F-9

4. Please tell us and disclose the impact to your financial statements if the tax receivable agreement were terminated immediately after your offering consistent with the clause indicated in Section 4.03 of Exhibit 10.13.

Athlon Holdings LP

Consolidated Statements of Cash Flows, page F-36

5. Please tell us and disclose where you classify the net payment or receipt with respect to all derivative contracts that have settled for all periods presented. In doing so, please tell us how your classification is consistent with ASC 230-10-45-27 which specifies in part that "the purchase or sale of a futures contract is an investing activity even though the contract is *intended* as a hedge of a firm commitment to purchase inventory."

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief